Exhibit 12.1

Suburban Propane Partners, L.P.
Computation of the Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended					Six Months Ended
	September 30, 2000	September 29, 2001	September 28, 2002	September 27, 2003	September 25, 2004	March 27, 2004	March 26, 2005
Income Before Provision for Income Taxes	$41,872	$54,246	$54,224	$46,221	$28,947	$98,009	$89,580
Fixed Charges:
Interest Expense (including amortization of debt issue costs)	42,703	40,010	35,925	33,963	41,261	20,556	20,578
Rental Expense	6,368	7,785	8,002	8,112	9,105	4,063	4,564
Total Fixed Charges	49,071	47,795	43,927	42,075	50,366	24,619	25,142
Income Before Provision for Income Taxes plus Fixed Charges	$90,943	$102,041	$98,151	$88,296	$79,313	$122,628	$114,722
Ratio of Earnings to Fixed Charges (a)	1.85	2.13	2.23	2.10	1.57	4.98	4.56

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and that portion of rental expenses on operating leases that management considers to be a reasonable approximation of interest.